Room 4561

April 17, 2006

Mr. G. Ward Paxton
Chairman, President and Chief Executive Officer
Intrusion Inc.
1101 E. Arapaho Road
Richardson, Texas 75081

Re: Intrusion Inc.
Preliminary Proxy Statement on Schedule 14A filed April 7, 2006
File No. 0-20191

Dear Mr. Paxton:

        This is to advise you that we have limited our review of the above filing to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review.   Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement on Schedule 14A

Proposal Two

1.   Please provide a table illustrating the potential number of shares of common stock
        issuable upon an applicable redemption event over a range of reasonable price scenarios.
        The table should also indicate how such redemption conversions would affect the current
        number of shares outstanding on a percentage basis. We note that the floor of $.87 per
        share in the redemption conversion formula appears to set a maximum number of shares
        issuable upon an applicable redemption event. Accordingly, please disclose such
        maximum number of shares the issuance of which you are seeking approval for in the

beginning of your proxy statement and throughout, as appropriate, as well as its affect the current number of shares outstanding on a percentage basis.

2.   Please clarify your disclosure on page 17 to explain why only 468,735 shares of Series 3 5% preferred stock is redeemable for shares of common stock. We note that it does not appear that such number is merely less Messrs. G. Ward Paxton and James F. Gero's 82,569 shares of Series 3 5% preferred stock.

                        *   *   *   *

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Daniel Lee at (202) 551-3477, or Anne Nguyen, Special Counsel, at (202) 551-3611, with any questions. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director